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 FORM 3                                                   OMB APPROVAL
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                                                  OMB Number:          3235-0104
                                                  Expires:     December 31, 2001
                                                  Estimated average burden
                                                  hours per response ....... 0.5
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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f)
                     of the Investment Company Act of 1940


(Print or Type Response)

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 1. Name and Address of Reporting Person*  2. Date of Event Requiring    4. Issuer Name and Ticker or        6. If Amendment, Date
    DIRECTV Enterprises, Inc.                 Statement                     Trading Symbol                      of Original
----------------------------------------                                    Crown Media Holdings, Inc. (CRWN)   (Month/Day/Year)
     (Last)     (First)     (Middle)          08/20/01                   ------------------------------------
    2230 E. Imperial Highway               ----------------------------  5. Relationship of Reporting        -----------------------
----------------------------------------   3. I.R.S. Identification           Person(s) to Issuer            7. Individual or Joint/
             (Street)                         Number of Reporting           (Check all applicable)              Group Filing (Check
    El Segundo, CA 90245                      Person, if an entity             Director     X    10% Owner      Applicable Line)
--------------------------------------        (voluntary)                -----            -----                     Form filed by
      (City)      (State)      (Zip)          95-4511942                       Officer           Other       -----  One Reporting
                                           ----------------------------  ----- (give      -----  (specify           Person
                                                                               title below)      below)        X    Form filed by
                                                                                                             -----  More than One
                                                                         ----------------------------------         Reporting Person
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                                      TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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 1. Title of Security                         2. Amount of Securities         3. Ownership Form:         4. Nature of Indirect
    (Instr. 4)                                   Beneficially Owned              Direct (D) or              Beneficial
                                                 (Instr. 4)                      Indirect (I)               Ownership (Instr. 5)
                                                                                 (Instr. 5)
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    Class A Common Stock, par value $0.01        5,360,202(1)                    D                          N/A
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).
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
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
 FORM 3 (CONTINUED)               TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                            (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security  2. Date            3. Title and Amount of         4. Conver-    5. Owner-   6. Nature of Indirect
   (Instr. 4)                       Exercisable and    Securities Underlying          sion or       ship        Beneficial Ownership
                                    Expiration Date    Derivative Security            Exercise      Form of     (Instr. 5)
                                    (Month/Day/        (Instr. 4)                     Price of      Deriv-
                                    Year)                                             Deriv-        ative
                                                                                      ative         Security:
                                                                                      Security      Direct
                                 -------------------------------------------------                  (D) or
                                 Date      Expira-                       Amount or                  Indirect (I)
                                 Exercis-  tion             Title        Number                     (Instr. 5)
                                 able      Date                          of Shares

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Explanation of Responses:

(1) On August 20, 2001, Enterprises entered into an agreement with the issuer providing for the issuance of the shares of Class A
Common Stock reported upon certain conditions. These securities are owned solely by DIRECTV Enterprises, Inc. ("Enterprises"), which is a wholly-owned subsidiary of Hughes Electronics Corporation ("Hughes"), which is a wholly-owned subsidiary of General Motors
Corporation ("GM"). Hughes and GM are filing this Form 3 based on their direct and indirect ownership of Enterprises. GM and/or
Hughes may be deemed for purposes of Section 16 of the Exchange Act to beneficially own the shares of Class A Common Stock of the
Issuer beneficially owned by Enterprises because of the parent-subsidiary relationship among GM, Hughes and Enterprises. GM and
Hughes disclaim such ownership, and neither the filing of this Form 3 or any amendment thereto, nor anything contained herein is intended as, or should be construed as, an admission that GM and/or Hughes is the "beneficial owner" of any shares of the Issuer's
Class A Common Stock.

DIRECTV Enterprises, Inc.

By: /s/ Robert L. Meyers                                                Date: August 29, 2001
   ---------------------------------------------------------                 -------------------
     Robert L. Meyers
     Executive Vice President and Chief Financial Officer
     **Signature of Reporting Person

**    Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C.
      78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

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
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                                   ATTACHMENT

Pursuant to Rules 16a-1(a)(3) and 16a-3(j) of the Securities Exchange Act of 1934 and General Instruction 5(b)(v) of Form 3, each of the undersigned hereby executes this attachment as a joint filer with respect to the foregoing Initial Statement of Beneficial Ownership of Securities regarding certain shares of Class A Common Stock of Crown Media Holdings, Inc.

Name, Address and I.R.S.
Identification Number
of Joint Filer:                         General Motors Corporation
                                        100 Renaissance Center
                                        Detroit, Michigan  48243-7301
                                        I.R.S. Number 38-0572515

Name, Address and I.R.S.
Identification Number
of Joint Filer:                         Hughes Electronics Corporation
                                        200 N. Sepulveda Blvd.
                                        El Segundo, California 90245-0956
                                        I.R.S. Number 52-1106564

Designated Filer:                       DIRECTV Enterprises, Inc.

Issuer and Ticker Symbol:               Crown Media Holdings, Inc. (CRWN)

Date of Event Requiring Statement:      August 20, 2001

Signature: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        General Motors Corporation


                                        By: /s/ WARREN G. ANDERSEN
                                           -------------------------------------
                                               Warren G. Andersen
                                               Assistant General Counsel and
                                               Assistant Secretary

                                        Hughes Electronics Corporation


                                        By: /s/ MICHAEL J. GAINES
                                           -------------------------------------
                                               Michael J. Gaines
                                               Corporate Vice President and
                                               Chief Financial Officer



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